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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                           (Amendment No.            )*

                          Schein Pharmaceutical, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   806416103
--------------------------------------------------------------------------------
                                (CUSIP Number)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              Page 1 of 9 pages
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CUSIP No. 806416103           13G                      Page 2 of 9 Pages

     1 NAME OF REPORTING PERSON

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Judith Shafran and Irving Shafran as trustees U/A dated October 26, 1994, Pamela M. Schein as grantor


        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                         (a)

                                                                         (b) X


        3  SEC USE ONLY


        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           United States


                         5  SOLE VOTING POWER

                            -0-


     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             -0-
     OWNED BY
       EACH              7  SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                6,636,210
       WITH


                         8  SHARED DISPOSITIVE POWER

                            -0-


        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           6,636,210


       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           20.61%


       12  TYPE OF REPORTING PERSON*

           IN


                     *SEE INSTRUCTION BEFORE FILLING OUT!

                              Page 2 of 9 pages
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CUSIP No. 806416103            13G                    Page  3 of 9 Pages



        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Robert D. Villency and Irving Shafran as trustees of The Pamela M. Schein Issue Trust, dated September 29, 1994


        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                       (a)

                                                                       (b) X


        3  SEC USE ONLY


        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           United States


                         5  SOLE VOTING POWER

                            -0-


     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             -0-
     OWNED BY
       EACH              7  SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                508,200
       WITH


                         8  SHARED DISPOSITIVE POWER

                            -0-


        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           508,200


       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           1.58%


       12  TYPE OF REPORTING PERSON*

           IN


                     *SEE INSTRUCTION BEFORE FILLING OUT!

                              Page 3 of 9 pages
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Item 1(a).          Name of Issuer:

                    Schein Pharmaceutical, Inc. (the "Issuer")

Item 1(b).          Address of Issuer's Principal Executive Offices:

                    100 Campus Drive
                    Florham Park, NJ 07932

Items 2(a)          Name of Person Filing; Address of Principal
and (b).            Business Office:

                    This Statement is being filed on behalf of Irving Shafran, Judith Shafran and Robert D. Villency. Pursuant to the terms of the trusts, Irving Shafran and Judith Shafran, on one hand, and Irving Shafran and Robert D. Villency, on the other hand, are deemed beneficial owners, due to their investment powers, of the shares of Common Stock (as defined below) of the Issuer held by the Trusts and reported herein.

                    Each Trust's address is c/o Willkie Farr & Gallagher, 787 Seventh Avenue, New York, NY 10019.

Item 2(c).          Citizenship:

                    Mr. Shafran, Mrs. Shafran and Mr. Villency are United States citizens.

Item 2(d).          Title of Class of Securities:

                    Common Stock, par value $.01 per share (the "Common
                    Stock")

Item 2(e).          CUSIP Number:

                    806416103

Item 3.             Not Applicable

Item 4.             Ownership:

Item 4(a)           Amount Beneficially Owned:

                    Each of the Reporting Persons may be deemed the beneficial owner of the following number of shares of Common Stock:

                    i) Mr. Shafran may be deemed the beneficial owner of 7,144,410 shares of Common Stock;

                              Page 4 of 9 pages


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                    ii) Mrs. Shafran may be deemed the beneficial owner of
                    6,636,210 shares of Common Stock; and

                    iii) Mr. Villency may be deemed the beneficial owner of 508,200 shares of Common Stock.

Item 4(b)           Percent of Class:

                    i) The number of shares of Common Stock of which Mr. Shafran may be deemed the beneficial owner constitutes approximately 22.19% of the total number of such shares outstanding.

                    ii) The number of shares of Common Stock of which Mrs. Shafran may be deemed the beneficial owner constitutes approximately 20.61% of the total number of such shares outstanding.

                    iii) The number of shares of Common Stock of which Mr. Villency may be deemed the beneficial owner constitutes approximately 1.58% of the total number of such shares outstanding.

Item 4(c) Number of shares of Common Stock to which the Reporting Person has:

                    Mr. Shafran

                    (i) Sole power to vote or to direct the vote: -0-

                    (ii) Shared power to vote or to direct the vote: -0-

                    (iii) Sole power to dispose or to direct the disposition of: 7,144,410

                    (iv) Shared power to dispose or to direct the disposition of: -0-

                    Mrs. Shafran

                    (i) Sole power to vote or to direct the vote: -0-

                    (ii) Shared power to vote or to direct the vote: -0-

                    (iii) Sole power to dispose or to direct the disposition of: 6,636,210

                    (iv) Shared power to dispose or to direct the disposition of: -0-

                    Mr. Villency

                    (i) Sole power to vote or to direct the vote: -0-

                    (ii) Shared power to vote or to direct the vote: -0-

                    (iii) Sole power to dispose or to direct the disposition of: 508,200

                              Page 5 of 9 pages

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                    (iv) Shared power to dispose or to direct the disposition
                    of: -0-

Item 5.             Ownership of Five Percent or Less of a Class:

                    Not Applicable

Item 6.             Ownership of More than Five Percent on Behalf of
                    Another Person:

                    Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

                    Not Applicable

Item 8. Identification and Classification of Members of the Group:

                    Not Applicable

Item 9.             Notice of Dissolution of Group:

                    Not Applicable

Item 10.            Certification:

                    Not Applicable


                              Page 6 of 9 pages
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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 15, 1998

                                   By:  /s/ Irving Shafran
                                      ----------------------------
                                        Name: Irving Shafran
                                        Title: Trustee

                                   By:  /s/ Judith Shafran
                                      ----------------------------
                                        Name: Judith Shafran
                                        Title: Trustee

                                   By:  /s/ Robert D. Villency
                                      ----------------------------
                                        Name: Robert D. Villency
                                        Title: Trustee

                              Page 7 of 9 pages
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                                EXHIBIT INDEX

Exhibit No.                   Description                                Page

1                             Joint Filing Agreement, dated                9
                              June 15, 1998, among the signatories
                              to this Schedule 13G.


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